UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         GARDNER COURT INDUSTRIES, INC.
                      -------------------------------------
                                (NAME OF ISSUER)

                      COMMON STOCK, PAR VALUE No PER SHARE
                    ----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                BEING APPLIED FOR

                                   -----------
                                 (CUSIP NUMBER)


                                     Jing Yu
                       2503 W. Gardner Ct., Tampa FL 33611
                 -----------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                October 14, 2006
              -----------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of {section}{section}240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|  1  |

NAMES OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Jing Yu
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|  2  |

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a)[ ]

(b)[ ]
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|  3  |

SEC USE ONLY
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|  4  |

SOURCE OF FUNDS*

PF
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|  5  |

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[  ]
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

|  6  |

CITIZENSHIP OR PLACE OF ORGANIZATION
Norway
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|  7  | SOLE VOTING POWER

18,000,000
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|  8  | SHARED VOTING POWER

N/A
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|  9  | SOLE DISPOSITIVE POWER

18,000,000
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|  10  |

SHARED DISPOSITIVE POWER

N/A
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|  11  |

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,000,000
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|  12  |

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES *

N/A
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

|  13  |

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

99+%
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|  14  |

TYPE OF REPORTING PERSON *

IN
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ITEM 1. Security and Issuer

This Schedule 13D relates to the Common Stock of GARDNER COURT INDUSTRIES, INC. The principal executive offices of GARDNER COURT INDUSTRIES, INC. are located at 2503 W. Gardner Ct., Tampa FL 33611.

ITEM 2. Identity and Background

(a)-(c) This Statement on Schedule 13D is being filed by Jing Yu.

Mrs. Yu's business address 2503 W. Gardner Ct., Tampa FL 33611. Mrs. Yu is the a Director and the Chairman of Gardner Court Industries, Inc.

(d)-(e) During the last five years, Mrs. Yu: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mrs. Yu is a citizen of Norway.

ITEM 3. Source of Amount of Funds or Other Compensation

In September 2006, Gardner Court Industries issued Mrs. Yu 18,000,000 shares of common stock for her agreement to become Chairman and Director.

ITEM 4. Purpose of Transaction

Mrs. Yu individuallyacquired the securities of Gardner Court Industries, Inc. for investment purposes. Depending on general market and economic conditions affecting Gardner Court Industries, Inc. and other relevant factors, and at the time of the closing of an acquisition, Mrs. Yu may purchase additional securities of Gardner Court Industries, Inc. or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mrs. Yu does not have any plans or proposals which, except that with respect to a-g below such transactions may occur in connection with Gardner Court Industries closing an acquisition as described in its filings on Form 10-SB, relate to or result in:

(a) the acquisition by any person of additional securities of Gardner Court Industries, or the disposition of securities of Gardner Court Industries;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation;

(c) a sale or transfer of a material amount of assets of Gardner Court Industries or any of its subsidiaries;

(d) any change in the present board of directors or management of Gardner Court Industries, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of Gardner Court Industries, Inc.;

(f) any other material changes in Gardner Court Industries, Inc.'s business or corporate structure;

(g) changes in Gardner Court Industries, Inc.'s charter, bylaws or instruments corresponding thereto, other than changing its name, or other actions which may impede the acquisition of control of Gardner Court Industries by any person;

(h) causing a class of securities of Gardner Court Industries, Inc. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Gardner Court Industries, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer

(a) Jing Yu beneficially owns 18,000,000 shares of Common Stock, no par value, of Gardner Court Industries, Inc. The shares of Common Stock beneficially owned by Mrs. Yu constitute approximately 99+% of the total number of shares of common stock of Gardner Court Industries, Inc. Applicable percentages are based upon 18,100,000 shares of common stock outstanding as of October 14, 2006.

(b) Mrs. Yu has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mrs. Yu.

(c) Mrs. Yu acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mrs. Yu.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM 7. Material to be Filed as Exhibits

None

                                 SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 14, 2006

By: /s/ Jing Yu
-----------------------------
Jing Yu